# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sintx Technologies, Inc., CIK 0001269026
CUSIP: 829392703
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1885 WEST 2100 STREET, SALT LAKE CITY, Utah (UT), 84119
Date of event which requires filing of this statement: 09/25/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002045870

## Reporting persons
- Virtus Wealth Solutions LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New Jersey (NJ); sole voting power 144,928; shared voting power 0; sole dispositive power 144,928; shared dispositive power 0; aggregate amount beneficially owned 144,928 (5.3% of the class)
  Comment: Virtus Wealth Solutions has a client account receive a transfer of 144,928 shares of SINTX Technologies (SINT) via TOA 9/25/25. The amount of outstanding shares per their recent 10K filing in EDGAR/Security Details in Wealthscape is 2,758,865 shares, Virtus Wealth Solutions144,928/2,758,865 = 5.2532%. As of the date of this filing made on 11/14/2025 Virtus Wealth Solutions no longer holds over 5% of the date of this initial and final 13G filing.

## Item 1. Issuer
Name of issuer: Sintx Technologies, Inc.
Address of issuer's principal executive offices: 1885 WEST 2100 STREET, SALT LAKE CITY, UTAH, 84119

## Item 2. Person Filing
Name of person filing: Virtus Wealth Solutions
Address of principal business office or, if none, residence:
517 Centennial Ave, Suite 200
Cranford, NJ 07016
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 144,928
Percent of class: The percentage ownership is based on an aggregate 2,758,865 shares of Common Stock of the Issuer outstanding as reported on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 14, 2025. The reporting person's ownership consists of 144,928 shares of common stock.
Sole power to vote or to direct the vote: 144,928
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 144,928
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Virtus Wealth Solutions LLC: Devang Patel, Chief Compliance Officer (11/14/2025)